 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

(Amendment No. 2)

Rule 13e-3 Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934

Ruhnn Holding Limited
(Name of the Issuer)

Ruhnn Holding Limited

RUNION Holding Limited

RUNION Mergersub Limited

Min Feng

Lei Sun

Chao Shen

Ruhnn1106 Investment Limited

LEIYU Investment Limited

YangMing Investment Limited

China Himalaya Investment Limited

Shanghai Yuanqiong Enterprise Management Co., Ltd.

Shanghai Legend Capital Shudai Enterprise Management Consulting Partnership Enterprise (Limited Partnership)

Beijing Junlian Yitong Equity Investment Partnership (Limited Partnership)

Shanghai Yuanze Enterprise Management Co., Ltd.

Taobao China Holding Limited

Eastern Bell XIII Investment Limited

Suzhou Qiming Ronghe Venture Capital Investment Partnership Enterprise (Limited Partnership)

Bilibili Inc.

Profitwise Limited

Shanghai Hechen Enterprise Management Center (Limited Partnership)

Shanghai Yingjun Enterprise Management Center (Limited Partnership)

(Name of Person(s) Filing Statement)

American Depositary Shares, each representing five Class A ordinary shares
Class A Ordinary Shares, par value US$0.000000001 per share*
(Title of Classes of Securities)

781314 109**
(CUSIP Number of Classes of Securities)

Ruhnn Holding Limited
11F, Building 2, Lvgu Chuangzhi Development Center
788 Hong Pu Road, Jianggan District,
Hangzhou, 310016, People’s Republic of China
Attention: Jacky Jinbo Wang
Tel: +86-571-2888-9393

Min Feng

Lei Sun

Chao Shen

Ruhnn1106 Investment Limited

LEIYU Investment Limited

YangMing Investment Limited

China Himalaya Investment Limited

Shanghai Yuanqiong Enterprise Management Co., Ltd.

Shanghai Legend Capital Shudai Enterprise Management Consulting Partnership Enterprise (Limited Partnership)

Beijing Junlian Yitong Equity Investment Partnership (Limited Partnership)

Shanghai Yuanze Enterprise Management Co., Ltd.

Taobao China Holding Limited

Eastern Bell XIII Investment Limited

Suzhou Qiming Ronghe Venture Capital Investment Partnership Enterprise (Limited Partnership)

Bilibili Inc.

Profitwise Limited

Shanghai Hechen Enterprise Management Center (Limited Partnership)

Shanghai Yingjun Enterprise Management Center (Limited Partnership)

Floor 12, Building 2, Lvgu Chuangzhi Development Center, 788 Hongpu Road, Jianggan District, Hangzhou, China 310000

Attention: Min Feng
Tel: +86 571 2629 8238

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Fang Xue, Esq. Gibson, Dunn & Crutcher LLP Unit 1301, Tower 1, China Central Place No. 81 Jianguo Road Chaoyang District Beijing 100025 People’s Republic of China +86 10 6502 8500	Ling Huang, Esq. King & Wood Mallesons 28th Floor, China Resources Tower 2666 Keyuan South Road Nanshan District Shenzhen, Guangdong 518052 People’s Republic of China +86 755 8264 3520

This statement is filed in connection with (check the appropriate box):

☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐ The filing of a registration statement under the Securities Act of 1933.

☐ A tender offer.

☒ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation***	Amount of Filing Fee****
US$70,802,321.70	US$7,724.54

*	Not for trading, but only in connection with the listing on the Nasdaq Global Select Market of the American depositary shares (“ADSs”), each representing five (5) class A ordinary shares, par value US$0.000000001 per share, of the Company (the “Class A Ordinary Shares”).

**	CUSIP number of the ADSs.

***	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of US$0.70 for 91,117,880 outstanding Class A Ordinary Shares of the issuer subject to the transaction plus (b) the product of options to purchase 10,173,630 Class A Ordinary Shares multiplied by US$0.69 per option share (which is the difference between the US$0.70 per Class A Ordinary Share merger consideration and the exercise price of the options of US$0.01 per Class A Ordinary Share) ((a) and (b) together, the “Transaction Valuation”).

****	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2021, was calculated by multiplying the Transaction Valuation by 0.0001091.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: US$7,724.54

Filing Party: Ruhnn Holding Limited

RUNION Holding Limited

RUNION Mergersub Limited

Min Feng

Lei Sun

Chao Shen

Ruhnn1106 Investment Limited

LEIYU Investment Limited

YangMing Investment Limited

China Himalaya Investment Limited

Shanghai Yuanqiong Enterprise Management Co., Ltd.

Shanghai Legend Capital Shudai Enterprise Management Consulting Partnership Enterprise (Limited Partnership)

Beijing Junlian Yitong Equity Investment Partnership (Limited Partnership)

Shanghai Yuanze Enterprise Management Co., Ltd.

Taobao China Holding Limited

Eastern Bell XIII Investment Limited

Suzhou Qiming Ronghe Venture Capital Investment Partnership Enterprise (Limited Partnership)

Bilibili Inc.

Profitwise Limited

Shanghai Hechen Enterprise Management Center (Limited Partnership)

Shanghai Yingjun Enterprise Management Center (Limited Partnership)

Form or Registration No.: Schedule 13E-3 (File No. 005-91352)	Date Filed: February 10, 2021

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This amendment No. 2 (this “Final Amendment”) to transaction statement pursuant to Rule 13e-3 amends and supplements the transaction statement pursuant to Rule 13e-3 filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on February 10, 2021 and amended on March 4, 2021 (together with the exhibits thereto, as amended, the “Transaction Statement”). Except as provided herein, this Final Amendment does not modify any of the information previously reported on the Transaction Statement.

This Final Amendment is being filed jointly by the following Persons (each separately, a “Filing Person,” and collectively, the “Filing Persons”): (a) Ruhnn Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value US$0.000000001 per share (each, a “Share” and collectively, the “Shares”) that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) RUNION Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”); (c) RUNION Mergersub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”); (d) Mr. Min Feng, co-founder and chairman of the board of the directors of the Company, and Ruhnn1106 Investment Limited (“Ruhnn1106”), a limited liability company incorporated under the laws of the British Virgin Islands and wholly owned by Mr. Min Feng; (e) Mr. Lei Sun, co-founder, director and chief executive officer of the Company, and LEIYU Investment Limited (“LEIYU”), a limited liability company incorporated under the laws of the British Virgin Islands with Mr. Lei Sun as the controlling person; (f) Mr. Chao Shen, co-founder and director of the Company, and YangMing Investment Limited (“YangMing”), a limited liability company incorporated under the laws of the British Virgin Islands and wholly owned by Mr. Chao Shen; (g) China Himalaya Investment Limited, a limited liability company incorporated under the laws of the British Virgin Islands; (h) Shanghai Yuanqiong Enterprise Management Co., Ltd., a company incorporated under the laws of the People’s Republic of China (the “PRC” or “China”) (“Shanghai Yuanqiong”); (i) Shanghai Legend Capital Shudai Enterprise Management Consulting Partnership Enterprise (Limited Partnership), a limited partnership incorporated under the laws of the PRC; (j) Beijing Junlian Yitong Equity Investment Partnership (Limited Partnership), a limited partnership incorporated under the laws of the PRC; (k) Shanghai Yuanze Enterprise Management Co., Ltd., a company incorporated under the laws of the PRC; (l) Taobao China Holding Limited, a company incorporated under the laws of Hong Kong; (m) Eastern Bell XIII Investment Limited, a limited liability company incorporated under the laws of the British Virgin Islands; (n) Suzhou Qiming Ronghe Venture Capital Investment Partnership Enterprise (Limited Partnership), a limited partnership incorporated under the laws of the PRC; (o) Bilibili Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands; (p) Profitwise Limited., a limited liability company incorporated under the laws of the British Virgin Islands; (q) Shanghai Hechen Enterprise Management Center (Limited Partnership), a limited partnership incorporated under the laws of the PRC; and (r) Shanghai Yingjun Enterprise Management Center (Limited Partnership), a limited partnership incorporated under the laws of the PRC. Mr. Min Feng, Mr. Chao Shen and Mr. Lei Sun are collectively referred to herein as the “Founders.” Ruhnn1106, LEIYU, YangMing and Filing Persons (g) through (o) are collectively referred to as the “Rollover Shareholders.” Ruhnn1106 and Filing Persons (p) through (r) are collectively referred to as the “Sponsors.”

The Transaction Statement relates to the Agreement and Plan of Merger dated as of February 3, 2021 (the “Merger Agreement”) by and among the Company, Parent and Merger Sub, pursuant to which and following the satisfaction of conditions thereunder, Merger Sub will merge with and into the Company (the “Merger”) through a “short-form” merger in accordance with the Part XVI and in particular Section 233(7) of the Companies Act (2021 Revision) of the Cayman Islands (the “Cayman Islands Companies Act”), with the Company continuing as the surviving company (as defined in the Cayman Islands Companies Act, the “Surviving Company”) resulting from the Merger.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transactions that are the subject of the Transaction Statement.

All information contained in the Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person. Capitalized terms used but not defined in this Final Amendment shall have the meanings given to them in the Transaction Statement.

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ITEM 15.	ADDITIONAL INFORMATION

Item 15 is hereby amended and supplemented as follows:

(c)   Other Material Information

On April 20, 2021, the Company and Merger Sub filed with the Registrar of Companies of the Cayman Islands a plan of merger (the “Plan of Merger”), pursuant to which the Merger became effective on April 20, 2021 (the “Effective Time”), with Merger Sub merging with and into the Company and the Company becoming a private company wholly owned directly and indirectly by Parent.

The consummation of Merger was financed through a combination of (i) rollover equity from the Rollover Shareholders, and (ii) cash contributions by the Sponsors, which include cash of Ruhnn1106 in the amount of US$15 million funded by Vista to Ruhnn1106 pursuant to the Loan Agreement.

Pursuant to the Plan of Merger, at the Effective Time, (i) each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares (as defined below), Shares represented by ADSs and dissenting shares) was cancelled in exchange for the right to receive US$0.70 in cash per Share without interest (subject to adjustment as described below) (the “Per Share Merger Consideration”); and (ii) each ADS issued and outstanding immediately prior to the Effective Time, together with the underlying Shares represented by such ADSs, was cancelled in exchange for the right to receive US$3.50 in cash per ADS without interest (subject to adjustment as described below) (the “Per ADS Merger Consideration”) (less US$0.05 per ADS cancellation fees and US$0.05 per ADS cash distribution fees pursuant to the terms of the deposit agreement, dated as of April 5, 2019, by and among the Company, Citibank, N.A., as depositary for ADSs (the “Depositary”), and all beneficial owners and holders from time to time of ADSs issued thereunder).

The “Excluded Shares” are, collectively, Shares (including Shares represented by ADSs) (a) beneficially owned by Parent or Merger Sub, (b) beneficially owned by any of the Founders, the Rollover Shareholders, and any of their respective affiliates and, in each case, contributed to Merger Sub prior to the Effective Time pursuant to the Rollover Agreement, (c) held by the Company or any of its subsidiaries (or held in the Company’s treasury, if any), and (d) held by the Depositary, the Company or the Company’s directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives, and reserved for issuance, settlement and allocation upon exercise or vesting of Company Options (as defined below).

In addition, pursuant to the Merger Agreement, at the Effective Time, (a) each option to purchase Shares granted under the Company’s 2019 equity incentive plan adopted by the Company in March 2019 in accordance with its terms (each, a “Company Option”) that is vested, outstanding and unexercised immediately prior to the Effective Time, was cancelled and, without any action by the holder of such Company Option, automatically and immediately converted into the right to receive in exchange therefor an amount of cash equal to (i) the excess, if any, of (A) the Per Share Merger Consideration over (B) the exercise price per Share underlying such Company Option (the “Exercise Price”), multiplied by (ii) the number of Shares underlying such Company Option, which amount will be paid as soon as practicable after the Effective Time by the Surviving Company; provided that if the Exercise Price of any such Company Option is equal to or greater than the Per Share Merger Consideration, such Company Option has been cancelled without any payment therefor; and (b) each Company Option unvested or otherwise not exercisable immediately prior to the Effective Time was cancelled without any consideration.

The Company has requested that trading of the ADSs on the Nasdaq Global Select Market be suspended, and that the Nasdaq Stock Market LLC (“Nasdaq”) file with the SEC a Form 25 notifying the SEC of Nasdaq’s withdrawal of the ADSs from listing on Nasdaq and intention to withdraw the Shares from registration under Section 12(b) of the Exchange Act. The Company intends to file with the SEC, ten (10) days after Nasdaq files the Form 25, a Form 15 suspending the Company’s reporting obligations under the Exchange Act and withdrawing the registration of the Shares under the Exchange Act. The Company’s obligations to file with or furnish to the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration of the Shares becomes effective.

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Item 16. Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description
(a)(1)	Press Release issued by the Company, dated November 25, 2020 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on November 25, 2020)*

(a)(2)	Press Release issued by the Company, dated December 1, 2020 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on December 1, 2020)*

(a)(3)	Press Release issued by the Company, dated February 3, 2021 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on February 3, 2021)*

(a)(4)	Annual Report on Form 20-F for the fiscal year ended March 31, 2020 of the Company, filed with the SEC on August 14, 2020*

(a)(5)	Press Release issued by the Company, dated March 10, 2021 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on March 10, 2021)*

(b)(1)	Loan Agreement, dated February 3, 2021, by and between Vista Associates Corporation and Ruhnn1106 Investment Limited (incorporated by reference to Exhibit F of Schedule 13D/A filed with the SEC by the Founders, the Rollover Shareholders, and their respective affiliates (collectively, the “13D Filing Parties”) on February 4, 2021)*

(c)(1)	Opinion of Duff & Phelps, LLC, dated as of February 2, 2021*

(c)(2)	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the Special Committee, dated as of February 2, 2021*

(d)(1)	Agreement and Plan of Merger, dated as of February 3, 2021, by and among the Company, Parent and Merger Sub (incorporated herein by reference to Exhibit 99.2 to a Current Report on Form 6-K furnished by the Company to the SEC on February 3, 2021)*

(d)(2)	Rollover Agreement, dated as of February 3, 2021, by and among Parent, Merger Sub and Rollover Shareholders (incorporated by reference to Exhibit D of Schedule 13D/A filed with the SEC by the 13D Filing Parties on February 4, 2021)*

(d)(3)	Limited Guarantee, dated as of February 3, 2021, by Profitwise Limited in favor of the Company (incorporated by reference to Exhibit H of Schedule 13D/A filed with the SEC by the 13D Filing Parties on February 4, 2021)*

(d)(4)	Limited Guarantee, dated as of February 3, 2021, by Ruhnn1106 Investment Limited in favor of the Company (incorporated by reference to Exhibit G of Schedule 13D/A filed with the SEC by the 13D Filing Parties on February 4, 2021)*

(d)(5)	Limited Guarantee, dated as of February 3, 2021, by Shanghai Hechen Enterprise Management Center (Limited Partnership) in favor of the Company (incorporated by reference to Exhibit I of Schedule 13D/A filed with the SEC by the 13D Filing Parties on February 4, 2021)*

(d)(6)	Limited Guarantee, dated as of February 3, 2021, by Shanghai Yingjun Enterprise Management Center (Limited Partnership) in favor of the Company (incorporated by reference to Exhibit J of Schedule 13D/A filed with the SEC by the 13D Filing Parties on February 4, 2021)*

(f)(1)	Dissenters’ Rights*

(f)(2)	Section 238 of the Cayman Islands Companies Act (2021 Revision)*

(g)	Not applicable.

* Previously filed.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.

Date: April 21, 2021

Ruhnn Holding Limited

By:	/s/ Cecilia Xiaocao Xu
Name: Cecilia Xiaocao Xu
Title: Chairperson of the Special Committee

RUNION Holding Limited

By:	/s/ Min Feng
Name: Min Feng
Title: Director

RUNION Mergersub Limited

By:	/s/ Min Feng
Name: Min Feng
Title: Director

Min Feng

/s/ Min Feng

Ruhnn1106 Investment Limited

By:	/s/ Min Feng
Name: Min Feng
Title: Director

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Lei Sun

/s/ Lei Sun

LEIYU Investment Limited

By:	/s/ Lei Sun
Name: Lei Sun
Title: Authorized Person

Chao Shen

/s/ Chao Shen

YangMing Investment Limited

By:	/s/ Chao Shen
Name: Chao Shen
Title: Director

China Himalaya Investment Limited

By:	/s/ Yi Zhang
Name: Yi Zhang
Title: Director

Shanghai Yuanqiong Enterprise Management Co., Ltd.

By:	/s/ Zhiyue Cao
Name: Zhiyue Cao
Title: Authorized Signatory

6

Shanghai Legend Capital Shudai Enterprise Management Consulting Partnership Enterprise (Limited Partnership)

By:	/s/ Zhenxing Shao
Name: Zhenxing Shao
Title: Authorized Signatory

Beijing Junlian Yitong Equity Investment Partnership (Limited Partnership)

By:	/s/ Zhenxing Shao
Name: Zhenxing Shao
Title: Authorized Signatory

Shanghai Yuanze Enterprise Management Co., Ltd.

By:	/s/ Xiang Zhao
Name: Xiang Zhao
Title: Authorized Signatory

Taobao China Holding Limited

By:	/s/ Jinwei Zhang
Name: Jinwei Zhang
Title: Authorized Signatory

Eastern Bell XIII Investment Limited

By:	/s/ Junping Yin
Name: Junping Yin
Title: Director

7

Suzhou Qiming Ronghe Venture Capital Investment Partnership Enterprise (Limited Partnership)

By:	/s/ Ziping Kuang
Name: Ziping Kuang
Title: Authorized Signatory

Bilibili Inc.

By:	/s/ Rui Chen
Name: Rui Chen
Title: Director

Profitwise Limited

By:	/s/ Bainian Shou
Name: Bainian Shou
Title: Director

Shanghai Hechen Enterprise Management Center (Limited Partnership)

By:	/s/ Yi Han
Name: Yi Han
Title: Executive Partner

Shanghai Yingjun Enterprise Management Center (Limited Partnership)

By:	/s/ Ling Wang
Name: Ling Wang
Title: Executive Partner

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